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Exhibit 1

18 August 2003

Westpac files application to New Zealand Commerce Commission

Westpac Banking Corporation announced today that it has submitted an application to the New Zealand Commerce Commission in connection with the sale of the National Bank of New Zealand by Lloyds TSB Group PLC.

Westpac is one of several parties involved in the sales process established by Lloyds TSB.

As outlined by Westpac's CEO, David Morgan, at the bank's recent market update, Westpac's interest is consistent with its strategy of evaluating all acquisition opportunities that arise in its core markets of Australia and New Zealand against its stated strict and disciplined investment criteria which include:

  •
  meeting Westpac's strategic direction;

  •
  enhancing shareholder value; and

  •
  not unduly diverting from its core organic growth strategy.

Today's filing is a necessary procedural step to enable the bank to move forward in the process.

Westpac's evaluation of this opportunity, and any decision to make a final offer, will be subject to the three criteria outlined above and other factors specific to this opportunity.

It is early in the process and Westpac will make further announcements as appropriate.

Ends.

For Further Information

David Lording
Westpac Banking Corporation
Media Relations
Ph: 02 9226 3510
Mb: 0419 683 411

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